Mail Stop 6010

								July 6, 2005


Ricardo A. Rivera
Director
Proguard Acquisition Corp.
3040 E. Commercial Blvd.
Ft. Lauderdale, FL 33308

	Re:	Proguard Acquisition Corp.
		Registration Statement on Form SB-2, Amendment 1
		Filed June 21, 2005
		File Number 333-123910

Dear Mr. Rivera:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

If we do not maintain an effective registration statement . . . , page 8

1. We note you added this risk factor pursuant to the first bullet point in comment 4, and we reissue the comment in part. Please identify the states in which you plan to qualify the warrants.


You may not be able to exercise your warrants if we exercise . . .
,
page 8

2. We note you added this risk factor pursuant to the second bullet point in comment 4, and we reissue the comment in part. Please state whether you would or would not call the warrants during a period when an effective prospectus is not available for their exercise.

Sales Goal, page 20

3. We note you added a description of your agreement with GE in response to comment 31.  You state the sales goal is currently
$6,000
in Program Products per month. Please state Proguard`s monthly sales of Program Products for the most recent three months.

Use of Proceeds, page 23

4. We note the revisions you made pursuant to comments 32 and 33.
It
appears the funds for this offering will first be used to pay off debt to an affiliate. Therefore, we reissue comment 33 in part.
Please add a risk factor addressing this issue.

5. In response to comment 36, you state, "No response required."
Please confirm for us that you will comply with the comment if you engage a NASD member to sell the offering. For your convenience, the comment is repeated below:

We note the disclosure that you may use a NASD registered broker/dealer to sell the offering. Please be aware that if you do so, you will need to amend the filing post-effectively to identify the broker/dealer, seek approval of the underwriting or sales arrangements with the NASD, and engage an escrow agent to hold funds if they have not already reached their minimum of $300,000. You would also need to file the sales or underwriting agreement and the executed escrow agreement as an exhibit and identify the escrow agent in the post-effective amendment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Trends and Uncertainties, page 26

6. Please expand your revised disclosures in response to comment
38
to discuss the likelihood of customer cancellations and the impact cancellations will have on future results of operations and liquidity.


Financing Activities, page 26

7. We acknowledge your response to comment 39. Please update your disclosures throughout the filing for these related party transactions.

Certain Relationships and Related Transactions, page 35

8. We note your response to comment 44, and we reissue the comment in part. Please tell us whether there is a written agreement pertaining to the $50,000 loan from Corrections Systems International during the year ended December 31, 2003. If there is, please file the agreement and disclose its material terms.

9. We note your response to comment 45, and we reissue the comment.
Please disclose in your filing how Proguard is related to Corrections
Systems International and Financial Communications. In describing your relationship with Financial Communications, please clarify how
Diane Martini is affiliated with Proguard.

Consolidated Financial Statements

Consolidated Statements of Operations, page 48

10. We acknowledge your retroactive restatement of your historical stockholders` equity. We repeat comment 48 in part and request that you also retroactively restate your weighted average number of common shares outstanding for periods prior to the transaction.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 52

11. We note your response to comment 49 and we reissue the comment.
Please disclose your accounting policy for the recognition of revenue from multiple-deliverable arrangements. Provide a description and the nature of your arrangements, including performance, cancellation, termination, or refund provisions. Please refer to the disclosures required by paragraph 18 of EITF 00-21.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jason Lawson at (202) 551-3666 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Ms. Jody Walker, Esq.
	7841 South Garfield Way
	Centennial, CO 80122
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Ricardo A. Rivera
Proguard Acquisition Corp.
July 6, 2005
Page 1